

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 30, 2013

<u>Via E-mail</u>
Uzi Sasson
President and Chief Financial Officer
IXYS Corporation
1590 Buckeye Drive
Milpitas, CA 95035

> **Re:** **IXYS Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2013**
> **Filed June 14, 2013**
> **File No. 0-26124**

Dear Mr. Sasson:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us about any contacts with Syria and Sudan since your letter to us dated June 29, 2010. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about these countries, but discloses that your markets include the Middle East, a region that can be understood to include both Syria and Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan since your 2010 letter, whether directly or through subsidiaries, affiliates, joint venture partners, resellers, distributors or other indirect means. In this regard, we note your significant relationship with Samsung Electronics, and we note that its website and recent articles about Samsung Electronics report business in Syria and Sudan. Your response should describe any services or

products you have provided to or received from Syria or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance